UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Westport Innovations Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908309

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,194,828 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,098,559 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098,559 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.7% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,614,020 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 3,527,906 shares.
(2)	Includes 52,902 shares held by the KGD 2012 Trust. Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the KGD 2012 Trust.
(3)	Kevin Douglas also has dispositive power with respect to 1,061,846 shares held by James E Douglas, III and 1,841,885 shares held by the Douglas Family Trust.
(4)	Based on 64,172,920 shares of the Issuer’s common stock outstanding as of June 30, 2015, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2015 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2015.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,194,828 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,194,828 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,194,828 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,614,020 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 3,527,906 shares.
(2)	Includes 52,902 shares held by the MMD 2012 Trust. Michelle Douglas, as the settlor of the MMD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the MMD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the MMD 2012 Trust.
(3)	Based on 64,172,920 shares of the Issuer’s common stock outstanding as of June 30, 2015, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2015 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on July 29, 2015.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,061,846
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,061,846 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,846 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 1,061,846 shares held by James E. Douglas, III.
(2)	Based on 64,172,920 shares of the Issuer’s common stock outstanding as of June 30, 2015, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2015 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on July 29, 2015.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,614,020 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,614,020 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,614,020 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 3,614,020 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 64,172,920 shares of the Issuer’s common stock outstanding as of June 30, 2015, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2015 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on July 29, 2015.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,527,906
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,527,906
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,527,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 64,172,920 shares of the Issuer’s common stock outstanding as of June 30, 2015, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2015 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on July 29, 2015.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,841,885
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,841,885 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,841,885 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 1,841,885 shares held by the Douglas Family Trust.
(3)	Based on 64,172,920 shares of the Issuer’s common stock outstanding as of June 30, 2015, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2015 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on July 29, 2015.

Schedule 13D

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2014 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

On September 1, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Fuel Systems Solutions, Inc. (“Company”), the Issuer and Whitehorse Merger Sub, Inc. (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, and as a result the Company will continue as the surviving corporation (the “Merger”).

As an inducement to enter into the Merger Agreement, the Filers entered into a Voting Agreement with the Company and the Issuer on September 1, 2015 (the “Voting Agreement”). Pursuant to, and subject to the terms of, the Voting Agreement, the Filers agreed, among other things, to vote 10,045,657 shares of Common Stock beneficially owned by them in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and against any Parent Acquisition Proposal (as defined in the Merger Agreement). In addition, under the Voting Agreement, the Filers also agreed to vote 2,671,684 shares of common stock of the Company beneficially owned by them in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and against any Company Acquisition Proposal (as defined in the Merger Agreement). The Filers also agreed, subject to limited exceptions, not to transfer any shares of Common Stock beneficially owned by the Filers.

The obligations in the Voting Agreement will terminate upon the earlier of the mutual written consent of the Issuer, the Company and the Filers, the effective time of the Merger, any termination of the Merger Agreement, and the delivery of written notice of termination by the Filers to the Company and the Issuer following any Fundamental Amendment of the Merger Agreement (defined to include, among other things, an amendment to, or waiver or other modification by the Issuer or the Company of any provision of the Merger Agreement that reduces the amount of the merger consideration or changes the form of the merger consideration).

The foregoing summary of the principal terms of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Voting Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 2, 2015 and incorporated herein by reference.

No additional consideration was paid by or to the Company, Merger Sub, the Issuer, or the Filers in connection with the Voting Agreement, and therefore no funds were used in connection with the transactions requiring the filing of this statement.

The Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

(c) There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

(d) and (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 4 of this statement, and the agreements attached as exhibits hereto, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

7.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, dated October 13, 2014 (incorporated by reference to Exhibit 7.1 to the Filers Schedule 13D, filed with the Securities and Exchange Commission on October 31, 2014).

7.2	Limited Power of Attorney, dated January 6, 2010 (incorporated by reference to Exhibit A to the Filers Schedule 13G, filed with the Securities and Exchange Commission on January 7, 2010).

7.3	Voting Agreement, dated September 1, 2015, by and among the Company, the Issuer and the Filers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2015	*Kevin Douglas
KEVIN DOUGLAS

Date: September 2, 2015	*Michelle Douglas
MICHELLE DOUGLAS

Date: September 2, 2015	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: September 2, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: September 2, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: September 2, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: September 2, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: September 2, 2015	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: September 2, 2015	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By:	Eileen Wheatman
Attorney-in-Fact